Exhibit 99.18

CONSENT OF MINING PLUS

We consent to the inclusion or incorporation by reference in (i) the annual information form ("AIF") as part of the Annual Report on Form 40-F ("Annual Report") being filed by Eldorado Gold Corporation (the "Company"), for the year ended December 31, 2023, (ii) the Registration Statement of the Company on Form F-10 (File No. 333-272043) ("F-10"); and (iii) any Registration Statement on Form S-8 of the Company incorporating by reference the AIF and Annual Report ("S-8s") including the references to, and the information derived from the National Instrument (NI) 43-101 for the Technical Report, Skouries Project, Greece, dated effective January 22, 2022 (the "Technical Report"), as applicable, to the undersigned's name, as an expert or qualified person in or incorporated by reference into the AIF, Annual Report, F-10 or S-8s.

MINING PLUS CANADA CONSULTING LTD.

per:

/s// George Darling
Authorized Signature

March 28, 2024